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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(Cusip Number)

Thomas E. Rutledge
Ogden Newell & Welch PLLC
1700 PNC Plaza
500 West Jefferson Street
Louisville, Kentucky 40202
(502) 582-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 115637-10-0

1.	Name of Reporting Person: Ina B. Bond		I.R.S. Identification Nos. of above persons (entities only): (###-##-####)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 979,149

		6.	Shared Voting Power: 3,337,283

		7.	Sole Dispositive Power: 979,149

		8.	Shared Dispositive Power: 3,337,283

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,316,432

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 14.94%

12.	Type of Reporting Person (See Instructions): IN

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13G

Item 1.
	(a)	Name of Issuer:
Brown-Forman Corporation
	(b)	Address of Issuer's Principal Executive Offices:
850 Dixie Highway Louisville, Kentucky 40210

Item 2.
	(a)	Name of Person Filing:
Ina B. Bond
	(b)	Address of Principal Business Office or, if none, Residence:
8215 West Highway 42 Goshen, Kentucky 40026
	(c)	Citizenship:
United States of America
	(d)	Title of Class of Securities:
Brown-Forman Corporation Class A Common Stock
	(e)	CUSIP Number:
0115637-10-0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
4,316,432
(b) Percent of class:
14.94%
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
979,149
(ii) Shared power to vote or to direct the vote:
3,337,283
(iii) Sole power to dispose or to direct the disposition of:
979,149
(iv) Shared power to dispose or to direct the disposition of:
3,337,283
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

(d) The undersigned is filing Schedule 13G rather than an amendment to Schedule 13D because she is the beneficial owner of less than 20% of Brown-Forman Corporation Class A (voting) Common Stock.

The undersigned is a minority general partner in two partnerships to which Brown-Forman Corporation Class A Common Stock has been transferred since the filing of Amendment No. 3 to Schedule 13D. Those shares were previously held in a trust for which the undersigned served as an advisor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The undersigned, as a member of the Advisory Committee to a certain trust, with two other Advisory Committee members, shares voting and disposal powers over shares of Brown-Forman Corporation Class A Common Stock in excess of 5% of the class. Those other advisors are W.L. Lyons Brown, Jr., Hilliard-Lyons Center, 501 Fourth Avenue, Louisville, Kentucky 40202, former Chairman of the Board and Chief Executive Officer of Brown-Forman Corporation, currently United States Ambassador to Austria, and Owsley Brown II, Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, Chairman of the Board and Chief Executive Officer, Brown-Forman Corporation.

Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared dispositional power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sarah S. Brown.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

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13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2003

By:	/s/
Name:	Ina B. Bond
Title:

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